SUB-ITEM 77M:  Mergers

Immediately before the opening of business on September 25, 2017, The
Hartford Unconstrained Bond Fund (the Unconstrained Bond Fund) was reorganized into The Hartford Strategic Income Fund (the Strategic Income Fund). At a meeting held May 1-2, 2017, the Board of Directors of The Hartford Mutual Funds, Inc. (the Company) approved an Agreement and Plan of Reorganization that provided for the reorganization of the Unconstrained Bond Fund, a series of the Company, into the Strategic Income Fund, a separate series of the Company (the Reorganization). The Reorganization did not require shareholder approval. The Reorganization resulted in: (1) the transfer of all of the assets of the Unconstrained Bond Fund to the Strategic Income Fund in exchange for shares of the Strategic Income Fund that had an aggregate net asset value equal to the aggregate net asset value of the shares of the Unconstrained Bond Fund; (2) the assumption by the Strategic Income Fund of all of the liabilities of the Unconstrained Bond Fund; and (3) the distribution of shares of the Strategic Income Fund to the shareholders of the Unconstrained Bond Fund in complete liquidation of the Unconstrained Bond Fund.